news release

Zi Corporation Named One of Canada's Fastest Growing Technology
Companies in 2004 Deloitte Canadian Technology Fast 50 Program

CALGARY, AB October 1, 2004 - Zi Corporation (NASDAQ: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, has been named to Deloitte's prestigious Canadian Technology Fast 50 Program, a ranking of the 50 fastest growing technology companies in Canada. Rankings are based on percentage of growth in fiscal year revenues over five years, from 1999-2003.

        "This is a tribute to all of our employees, who have pulled together to establish a steady path of growth. In our second quarter of 2004 alone, our core technology business segment revenues were $3.3 million, almost double from the same period in 2003," said CEO Mike Donnell. "All of us, including our Board of Directors, our manufacturing, research and development teams and our marketing and sales teams work diligently each day to build brand recognition and market share. This is a proud day for every employee at Zi Corporation and they deserve to be congratulated."

        Zi's increase in revenues of 490 percent from 1999 to 2003 resulted in a 37th ranking overall in the 2004 Canadian Technology Fast 50. Last year, Zi placed 49th in the Fast 50 ranking. 2003 was the first time Zi was ranked among this prestigious group.

        "In today's economy, triple-digit percentage revenue growth is an exceptional accomplishment. We commend Zi Corporation for making the commi™ent to technology and delivering on the promise of market longevity," said Garry Foster, National Director, Technology, Media & Telecommunications, Deloitte. "We are proud to honour Zi Corporation as a Deloitte Canadian Technology Fast 50 winner."

        To qualify for the Technology Fast 50, companies must have had operating revenues of at least $75,000 CDN in 1999 and $5 million in 2003, be controlled and headquartered in Canada, be a "technology company" defined as owning proprietary technology that contributes to a significant portion of the company's operating revenues and/or devote a significant proportion of revenues to research and development of technology.

        Winners of the 19 regional Technology Fast 50 programs in the United States and Canada are automatically entered in the Deloitte Technology Fast 500 program, which ranks North America's top 500 fastest growing technology companies. For more information on the Fast 50 or Fast 500 programs visit www.fast50.ca or www.fast500.com.

About Deloitte
Deloitte, Canada's leading professional services firm, provides audit, tax, financial advisory services and consulting through more than 6,100 people in more than 47 offices. Deloitte & Touche LLP, operates in Québec as Samson Bélair/Deloitte & Touche s.e.n.c.r.l. The firm is dedicated to helping its clients and its people excel.  Deloitte is the only professional services firm to be named to the Globe and Mail's Report on Business Magazine annual ranking of Canada's top employers for two consecutive years: 35 Best Companies to Work for in Canada in 2001 and 50 Best Companies to Work for in Canada in 2002. "Deloitte" refers to Deloitte & Touche LLP and affiliated entities. Deloitte is the Canadian member firm of Deloitte Touche Tohmatsu. Deloitte Touche Tohmatsu is a Swiss Verein (association), and, as such, neither Deloitte Touche Tohmatsu nor any of its member firms has any liability for each other's acts or omissions. Each of the member firms is a separate and independent legal entity operating under the name "Deloitte," "Deloitte & Touche," "Deloitte Touche Tohmatsu" or other related names. The services described herein are provided by the Canadian member firm and not by the Deloitte Touche Tohmatsu Verein.

About Zi Corporation
Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's intelligent predictive text interfaces, eZiTap™ and eZiText, allow users to personalize the device and simplify text entry providing consumers with easy interaction for short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's principal shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, eZiTap and eZiText are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:
Allen & Caron Inc
Matt Clawson (investors)
matt@allencaron.com
Len Hall (media)
len@allencaron.com
(949) 474-4300